Exhibit 7(c)2.


           Chiquita Brands International News Release


                      FOR IMMEDIATE RELEASE


         CHIQUITA ANNOUNCES SALE OF SPECIALTY MEAT GROUP


 CINCINNATI, OHIO, March 2, 1994 - Chiquita Brands International, Inc. announced that its wholly-owned subsidiary, John Morrell & Co., has sold its Specialty Meat Group to SMG, Inc., a new company formed by Peter K. Shea, the former President and Chief Executive Officer of Morrell, and Chemical Venture Partners of New York. SMG acquired the Liguria, Mosey's and Scott Petersen brands, and the exclusive licensing rights to the Nathan's Famous trademark for packaged meat products sold to retail. Also included in the sale are three manufacturing plants which produce these branded products.

 Chiquita is a leading international marketer, processor and producer of quality food products.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Sandra W. Heimann    (513) 784-8011